

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2012

Via Secure E-Mail
Lyndon R. Rive
Chief Executive Officer
SolarCity Corporation
3055 Clearview Way
San Mateo, California 94402

     Re: **SolarCity Corporation**
              Confidential Draft Registration Statement on Form S-1
              Submission No. 4
              Submitted August 16, 2012
              CIK No. 0001408356

Dear Mr. Rive:

We have reviewed the above-captioned submission and have the following comments.

Management's Discussion and Analysis

Critical Accounting Policies and Estimates

Common Stock Valuations, page 60

1. We note your response to comment four from our letter dated July 31, 2012. Please help us better understand your application of the market transaction method in your May and August 2011 common stock valuations. You weighted the market transaction method by 100% based on the terms of your Series F preferred stock financing at a price of $9.68. You also applied a non-marketability discount of 20%. Your valuations resulted in a fair value per common share of $5.07 at May 24, 2011 and $5.88 at August 9, 2011. Please help us better understand how you arrived at these values based on the $9.68 price of the Series F preferred stock and discount of 20%. Please advise what other factors caused the fair value per common share to be lower than the price of the preferred stock.

2. The fair value of your common shares increased from $5.98 at October 25, 2011 to $10.74 at January 31, 2012, which represents an increase of approximately 80%. Please help us better understand the factors that caused such a significant increase in a three month time period as well as how you determined that none of this increase should have been reflected in the fair value of your common shares prior to January 31, 2012. Please provide us with a summary of each significant factor that impacted the fair value during this time period and correspondingly tell us the estimated amount by which each factor

impacted the fair value. Your explanation should address what impact the change in methodology had on the fair value per common share.

3. Please provide us with computations which show how you arrived at the fair value per common share of $5.92 effective as of September 14, 2011 as well as $5.98 effective as of October 25, 2011. These computations should include the fair value determined based on each methodology used as well as show how you combined each of these methodologies to arrive at the final fair value. Please also tell us how you determined the appropriate percentage to weight each method.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

4. We note your response to comment six from our letter dated July 31, 2012. Please also provide us with an analysis of actual cash payments made for inventory purchases compared to costs incurred for solar energy systems for the six months ended June 30, 2011.

5. Given that the majority of your inventory costs ultimately relate to solar energy systems, leased and to be leased, please help us understand how you determined that all costs related to solar energy systems should initially be reflected in inventory as a current asset.

6. Please help us better understand how costs related to solar energy systems are reflected on your cash flow statement. As cash payments are made for inventory, it appears that they are reflected as cash outflows from operating activities. In addition, it appears that as lease contracts are signed by a customer, the related inventory costs are reflected as a cash outflow from investing activities with a corresponding cash inflow to operating activities even though a cash transaction has not occurred at that particular time. If the actual payment for inventory purchases is made in a period different from the transfer of those inventory costs to solar energy systems, leased and to be leased, cash outflows related to the same solar energy system would be reflected twice on your cash flow statement, once as a cash outflow from operating activities in the period the actual cash payment is made and once as a cash outflow from investing activities in the period that the transfer from inventory to solar energy systems, leased and to be leased, occurs. In this regard, please advise how you determined it was appropriate to reflect transactions on your cash flow statement when a cash transaction had not occurred as well as what consideration you gave to cash outflows related to the same energy systems in some cases being reflected twice in your cash flow statement in different periods.

Note 2. Summary of Significant Accounting Policies

Inventories, page F-12

7. Please expand your disclosures to provide additional clarity as to when costs are moved from inventory to solar energy systems, leased and to be leased. Please disclose how you determine which amounts are related to solar energy systems, leased and to be leased versus those amounts related to sales of solar energy system sales. Please also provide a rollforward of inventories for each period presented in your note to the financial statements. Your rollforward should separately show costs being moved from inventories to solar energy systems, leased and to be leased and those costs being moved from inventories to costs of solar energy system sales.

Note 11. Borrowings Under Bank Lines Credit, page F-29

8. Your disclosures indicate that you breached covenants related to your revolving credit agreement which resulted in a default under your vehicle financing facility as of June 30, 2012. Please disclose whether the amounts are classified as current or long-term debt. Please address your consideration of ASC 470-10-45-1 in determining the appropriate classification.

Note 21. Commitments and Contingencies, page F-50

9. We note your response to comment two from our letter dated July 31, 2012. Please tell us what consideration you gave to providing the disclosures called for by ASC 450-20-50 regarding the U.S. government's investigation. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.

You may contact Nudrat Salik at (202) 551-3692 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief